Exhibit 99.1

SPI Energy Enters into Share Purchase Agreements of US$100 Million in Private Placement

SHANGHAI, Sept. 28, 2016 /PRNewswire/ — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI), a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors, today announced the entry into of purchase agreements (“the Agreements”) with certain existing shareholders (including certain key management personnel of the Company) and other investors (collectively, the “Purchasers”) to issue and sell ordinary shares of the Company (the “Shares”) to the Purchasers at a price of US$0.259 per Share (US$2.59 per ADS), for a total consideration of approximately US$100 million (the “Private Placement”). In addition, the Purchasers are subjected to a 180 days lock-up period after the closing of the Private Placement.

Net proceeds from the Private Placement are intended to be used for expansion of SPI Energy’s global PV project activities and general corporate purposes.

The Private Placement is subject to the satisfaction of customary closing conditions.  The Purchasers have the right to terminate the Agreements if the share issuances contemplated under the respective Agreements have not been completed by December 22, 2016.

The Company will grant to those investors options to purchase ordinary shares at the same price within two years.

The Shares are being offered and sold solely to non-U.S. persons, on a private placement basis in reliance upon Regulation S promulgated under the U.S. Securities Act of 1933, as amended.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of SPI Energy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the downstream PV market including the development, financing, installation, operation and sale of utility-scale and residential solar power projects in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform,www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well aswww.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Shanghai and maintains global operations in Asia, Europe, North America and Australia.

For additional information visit: www.spisolar.com, www.solarbao.com or www.solartao.com.

Safe Harbor Statement

This release contains certain “forward-looking statements.” These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and the Company undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

For investors and media inquiries please contact:

Investor Relations Department
SPI Energy Co., Ltd.
ir@spisolar.com
+86 21 8012 9135

SOURCE SPI Energy